

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

<u>Via E-mail</u>

John Long
Chief Executive Officer
Workstream Inc.
485 N. Keller Road, Suite 500
Maitland, Florida 32751

> **Re: Workstream Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2011**
> **File No. 001-15503**

Dear Mr. Long:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel